Emeco

Earthmoving equipment solutions

RECEIVED

2009 OCT -6 P 12:-3

OFFICE OF INTERNATIONAL CORPORATE FINANCE

25 September 2009 **Exemption File No. 82-35011**

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

09047070

SUPPL

Dear Sir/Madam

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement – 25 September 2009 – Withdrawal of proposal to acquire Emeco*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

For more information please contact me by telephone: +61 8 9420 0213 in Australia, facsimile: +61 8 9321 1366 or email: michael.kirkpatrick@emecogroup.com.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-paid envelope.

Thank you for your attention.

Sincerely

M. Kirkpatrick

Michael Kirkpatrick
General Manager Corporate Services
Encl

dw 10/7

RENTAL | SALES | PARTS | ASSET MANAGEMENT

Emeco Holdings Limited | ACN 112 188 815
location Ground Floor, 10 Ord Street, West Perth WA 6005, Australia | postal address PO Box 1173, West Perth WA 6872, Australia
phone +61 (0) 8 9420 0222 | fax +61 (0) 8 9321 1366 | email corporate@emecogroup.com | web www.emecogroup.com

PFAX201

Exemption File No. 82-35011

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	25-Sep-2009
Time	09:58:51
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Withdrawal of proposal to acquire Emeco

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Emeco

Earthmoving equipment solutions

Market release
25 September 2009

Withdrawal of proposal to acquire Emeco

On 13 August 2009 the Company advised that it had received an unsolicited, indicative non-binding proposal to acquire 100% of the Company from a financial investment firm (the 'Offeror'). The Company further advised that the Proposal was preliminary and incomplete.

Under the terms of the Proposal the financial investment firm proposed to acquire the Company at a price slightly less than the net tangible asset backing per share of 74 cents as disclosed in the Company's FY2009 annual report.

Discussions between the Company's and the Offeror's representatives did not result in a credible offer being presented by the Offeror and, at 10.00pm AEST on Thursday 24 September 2009, the Company received a letter from the Offeror advising that its offer had been withdrawn.

Concurrently, the company was approached by other interested parties. Discussions with these parties have taken place, however, no formal proposals have been received and the Company has determined to terminate further discussions at this point.

As already advised, the Company continues to experience strengthening market conditions and intends to update the market in relation to outlook on 18 November 2009.

Further investor enquiries should be directed to:

Mr Stephen Gobby
Chief Financial Officer
T - (08) 9420 0222

Further media enquiries should be directed to:

Peter Brookes
Citadel Communications
T - (02) 9290 3033
D - (02) 9290 3076
M - 0407 911 389

About Emeco

Emeco is a leading global provider of heavy earthmoving equipment with offices in Australia, Indonesia, the Netherlands, Canada and the USA. Emeco has integrated rental, sales, parts, maintenance and procurement into a single business for high reliability, low-houred heavy earth moving equipment for the mining and civil construction sectors. Emeco is not aligned with any earthmoving equipment manufacturer and has a global fleet approaching 2,000 machines including equipment manufactured by Caterpillar, Hitachi, Komatsu, Liebherr and Volvo.

Emeco's ordinary shares are traded on the Australian Stock Exchange under ASX code EHL.

postal address Emeco Holdings Limited ACN 112 188 815 PO Box 1173, West Perth Western Australia 6872
location Ground Floor, 10 Ord Street, West Perth Western Australia 6005
phone +61 (0)8 9420 0222 | fax +61 (0)8 9321 1366 | email corporate@emecogroup.com | web www.emecogroup.com